TECOGEN INC.
45 First Avenue
Waltham, MA 02451
Tel: (781) 466-6400

April 21, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:    Bernard Nolan, Esq.
Attorney Adviser
Division of Corporation Finance

Re:    Tecogen Inc.
Form S-3 Registration Statement
File No. 33-237582

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Tecogen Inc., a Delaware corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-237582) filed with the Commission on April 6, 2020, to 4:00 p.m. on April 23, 2020, or as soon thereafter as practicable.

If you have any question regarding the foregoing, please contact Neil R.E. Carr of the law firm of Somertons, PLLC, at (202) 459-4651 or by email at neil.carr@somertons.com.

Respectfully submitted,

/s/ John K. Whiting, IV
John K. Whiting, IV
General Counsel

cc:    Neil R.E. Carr, Somertons, PLLC